Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

February 27, 2023

FILED AS EDGAR CORRESPONDENCE

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bridge Builder Trust 485(a) Filing (File Nos. 333-187194 and 811-22811)

Dear Mr. Orlic:

On behalf of our client, Bridge Builder Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 59, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 61, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Bridge Builder Municipal High-Income Bond Fund (the “Fund”). Below, we have briefly summarized your comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please advise supplementally how the Fund will calculate its derivatives positions for purposes of the Fund’s 80% investment policy.

Response.     The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy.

The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the Rule 35d-1 Adopting Release1 that “[i]n appropriate circumstances” a

[1]	Investment Company Names, Investment Company Act Rel. No. IC-24828 (effective March 31, 2001).

Morgan, Lewis & Bockius LLP

1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

David L. Orlic, Esq.

February 27, 2023

fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. The Trust further points to the recently issued proposing release seeking to amend Rule 35d-1[2] which states, in part, that “…in calculating its assets for purposes of names rule compliance, a fund must value each derivatives instrument using its notional amount, with certain adjustments . . . .” The Rule 35d-1 Amendment Proposal Release goes on to say the “names rule is designed to ensure that a fund’s investment activity supports the investment focus its name communicates, and for funds that use derivatives instruments, the investment exposure of those derivatives instruments is generally better reflected by a derivatives instrument’s notional amount than by its market value.” In explaining the proposed amendment, the SEC stated “[w]e designed these proposed amendments to reflect the investment exposure derivatives investments create better and to increase comparability, as some funds currently value derivatives instruments using their notional amounts for purposes of determining their compliance with the 80% test while other funds use market values,” thereby noting in its own rule proposal that the methodology for valuing derivatives is inconsistently applied and that some funds are using notional value.

The Trust acknowledges that the Staff may take a position regarding the valuation of derivatives for purposes of a fund’s 80% investment policy that differs from the foregoing. The Trust confirms that it will revisit its position if and when the SEC adopts any rules or regulations, or issues any formal guidance as to how funds must calculate the asset value of derivatives for purposes of complying with a fund’s 80% investment policy (including any rules or regulations adopted, or formal guidance issued, in connection with the Rule 35d-1 Amendment Proposal Release).

2.	Comment. Please consider whether a separate line item relating to acquired fund fees and expenses (“AFFE”) is necessary to include in the Fund’s fee table.

Response.    The Fund’s AFFE is expected to be less than 0.01% of the Fund’s average daily net assets during its initial fiscal period. Accordingly, the amount of AFFE has been included in the “Other Expenses” line of the Fund’s fee table as permitted by Form N-1A and a separate line item relating to AFFE is not necessary.

3.

Comment.    Please provide supplementally an example of how the Adviser’s contractual fee waiver described in footnote 1 to the Fund’s fee table will operate. Please also consider adding a sentence to the footnote clarifying whether and to what extent the Adviser will receive any management fees as a result of the fee waiver described in the footnote.

Response.     In an effort to pass along lower Fund expenses to shareholders, the Adviser does not retain any portion of its annual management fee of 0.36%. Accordingly, if, for example, the Fund is required to pay the Fund’s sub-advisers sub-advisory fees of 0.15% in the Fund’s initial fiscal year, the Adviser will (i) bear the cost of such fees out of the fee paid by the Fund to the Adviser; and (ii) pursuant to the contractual fee waiver

[2]	Investment Company Names, Investment Company Act Rel. No. IC-34593 (proposed May 25, 2022) (“Rule 35d-1 Amendment Proposal Release”).

David L. Orlic, Esq.

February 27, 2023

described in footnote 1 to the Fund’s fee table, waive the remaining 0.21% management fee payable by the Fund to the Adviser as shown in the fee table.

In response to this Comment, the following change has been made to footnote 1 to the Fund’s fee table to clarify for shareholders that the Adviser does not receive any management fees from the Fund as a result of the fee waiver described in the footnote:

Olive Street Investment Advisers, LLC (the “Adviser”) has contractually agreed, until at least October 28, 2024, to waive its management fees to the extent management fees to be paid to the Adviser exceed the management fees the Fund is required to pay the Fund’s sub-advisers (i.e., the Adviser does not receive any management fees from the Fund as a result of its waivers). This contractual agreement may not be terminated by the Adviser without the consent of the Board of Trustees (the “Board”) of Bridge Builder Trust (the “Trust”), except that the Adviser may terminate the agreement upon written notice to the Trust, effective as of the end of the expense limitation period ended October 28, 2024, if written notice is provided to the Trust by or before April 15, 2024. Such waivers are not subject to reimbursement by the Fund.

4.

Comment.    Please confirm your understanding that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response.    The Trust confirms that the Fund currently looks through a private activity municipal debt security to determine the risks underlying the assets and revenues of the project financing the security. Based on that information, the Fund utilizes the Bloomberg Industry Classification Standard (“BICS”) to assist the Fund in classifying the industry of the security. Once the industry of the security is classified, the security is then counted by the Fund as an investment in such industry when determining the Fund’s compliance with its concentration policies.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber

Sean Graber